AM 9-6-2005 *

cm 9/7

05044102

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53595

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2004 (MM/DD/YY) AND ENDING 06/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Legent Clearing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9300 Underwood Avenue Suite 400
(No. and Street)

Omaha	Nebraska	68114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey N. Sime — (402) 384-6122
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1601 Dodge Street, Suite 3100	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

9/8/05

OATH OR AFFIRMATION

I, Jeffrey N. Sime swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legent Clearing LLC , as of June 30 , 2005 , are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

President
Title

GENERAL NOTARY - State of Nebraska
SHIRLEY A. COVILLE
My Comm. Exp. Oct. 2, 2006

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Legent Clearing LLC
(A Wholly-Owned Subsidiary of Legent Holding LLC)
(SEC I.D. No. 8-53595)

Statement of Financial Condition as of June 30, 2005
Independent Auditors' Report and Independent Auditors' Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a ***PUBLIC DOCUMENT***

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Members and Managers
Legent Clearing LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Legent Clearing LLC (formerly Legent Clearing Corp.) (the Corporation), a wholly-owned subsidiary of Legent Holding LLC, as of June 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Legent Clearing LLC at June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Omaha, Nebraska
August 26, 2005

LEGENT CLEARING LLC
(A Wholly-Owned Subsidiary of Legent Holding LLC)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash	$ 2,790,185
Cash and securities segregated in accordance with federal and other regulations	48,426,374
Receivable from brokers, dealers and clearing organizations	39,488,802
Receivable from customers - net of allowance of $218,956	149,980,182
Securities owned, at fair value	1,579,090
Property and equipment, net of accumulated depreciation of $517,949	946,975
Goodwill	1,937,000
Intangible assets, net of accumulated amortization of $208,042	4,784,958
Deposits with clearing organizations and others	1,435,260
Other assets	3,561,851
Total assets	$ 254,930,677

LIABILITIES AND MEMBER'S EQUITY

Payable to brokers, dealers and clearing organizations	$ 13,163,855
Notes payable to banks	78,200,000
Payable to customers	135,109,677
Obligation under capital leases	95,841
Accounts payable and accrued liabilities	5,679,008
	232,248,381
Subordinated borrowings	1,006,986
Member's equity	21,675,310
Total liabilities and member's equity	$ 254,930,677

See notes to statement of financial condition.

LEGENT CLEARING LLC
(A Wholly-Owned Subsidiary of Legent Holding LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Legent Clearing LLC (the "Corporation") is a wholly-owned subsidiary of Legent Holding LLC (the "Parent"). The Corporation is a clearing broker-dealer registered with the Securities and Exchange Commission with operations in Nebraska and Colorado. The Corporation's business is to provide clearing services to other broker-dealers on a fully disclosed basis. A significant portion of the Corporation's business is with a limited number of correspondent broker-dealers.

Securities transactions (and related revenue and expense) are recorded on a trade date basis.

Securities owned that are readily marketable are valued at quoted market prices or fair value. The resultant difference between cost and market or fair value is included in income for the year. As of June 30, 2005, the Corporation had securities owned with a market value of $1,195,640 on deposit for option contracts written or purchased in customer accounts.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Corporation to provide the counterparty with collateral in the form of cash or other securities. The Corporation receives collateral in the form of cash or other securities for securities loaned transactions.

Property and equipment is recorded at cost less allowances for depreciation and amortization. Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 5 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the life of the lease, ranging from 3 to 7 years.

The Corporation and its Parent have elected, under the provision of the Internal Revenue Code, to be treated as a Limited Liability Corporation. The income and losses of the Corporation and its Parent are passed through to the member who incurs the tax obligation or receives the tax benefit.

The Corporation has recorded goodwill from the purchase business combination of its Parent to the extent the purchase price of the acquisition exceeded the fair value of the net identifiable assets of the Corporation. The Corporation tests goodwill for impairment on at least an annual basis. The Corporation's acquired intangible assets consist of client relationship intangible assets.

Software development costs are capitalized and included in property and equipment at the point technological feasibility has been established until beta testing is complete. Once the product is fully functional, such costs are amortized in accordance with the Corporation's normal accounting policies. Software development costs that do not meet capitalization criteria are expensed as incurred.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Certain directors and employees of the Corporation and members of the Corporation's Parent maintain margin accounts. The Corporation had margin loans to directors, employees, and certain members of the Corporation's Parent of approximately $145,141 at June 30, 2005. These loans are made in the ordinary course of the Corporation's business on terms no more favorable than those available on comparable transactions with other parties.

2. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash and securities of $47,821,301 have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

As of June 30, 2005, the Corporation had securities which were segregated, and included in the above, in accordance with Rule 15c3-3 with a carrying value of $24,743,200 which did not meet the definition of qualified securities as such securities did not have a "full faith and credit" guarantee from the U.S. Government. The deficiency was remedied subsequent to June 30, 2005 through the replacement of these securities with securities which met "full faith and credit" guarantee criteria.

3. RECEIVABLE FROM CUSTOMERS

Receivable from customers includes amounts due on uncompleted transactions and margin account balances. Securities owned by customers and held as collateral for these receivables are not reflected in the accompanying statement of financial condition.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of June 30, 2005:

Receivable:	
Brokers and dealers	$ 7,860,693
Securities borrowed	31,030,336
Securities failed to deliver	597,773
	$ 39,488,802
Payable:	
Clearing organizations	$ 645,094
Securities loaned	6,023,065
Securities failed to receive	6,495,696
	$ 13,163,855

5. SECURITIES OWNED

Securities owned at June 30, 2005 were as follows:

Marketable, at fair value :	
Obligations of U.S. Government and Agencies	$ 1,286,519
Mutual funds	254,159
Nonmarketable, at estimated fair value:	
Corporate stock	38,412
	$ 1,579,090

6. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

On February 9, 2005, the equity interests of the Corporation's Parent, Legent Holding LLC, were sold to Legent Group LLC. The purchase price was $23,567,454. A summary of the purchase price allocation of the excess of the purchase price to the Corporation is as follows:

Goodwill	$ 1,937,000
Intangible assets	4,993,000
Net allocated to the Corporation	$ 6,930,000

None of the goodwill is expected to be deductible for income tax purposes. The intangible assets are being amortized over a period of 10 years. The Corporation estimates amortization expense on existing acquired intangible assets will be approximately $499,300 for each of the five succeeding fiscal years.

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2005:

Furniture and equipment	$ 733,917
Furniture and equipment under capital leases	342,928
Leasehold improvements	167,917
Software	79,734
Internally developed software	140,428
	1,464,924
Less: Accumulated depreciation and amortization	(517,949)
	$ 946,975

8. NET CAPITAL

The Corporation is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission (SEC) and is required to maintain a minimum amount of net capital. The Corporation computes its net capital under the alternate method, as defined in the Rule. At June 30, 2005, the Corporation had net capital and a net capital requirement of $11,570,409 and $3,655,255, respectively.

Various correspondent broker-dealers maintain accounts with the Corporation. To allow these broker-dealers to classify their assets held by the Corporation as allowable assets in their computation of net capital, the Corporation has agreed to compute a separate reserve requirement for Proprietary Accounts

of Introducing Brokers (PAIB). Cash of $605,073 had been segregated for the Corporation's PAIB reserve at June 30, 2005 and is included in cash and securities segregated in accordance with federal and other regulations.

9. BENEFIT PLANS

The Corporation has a profit sharing plan which covers substantially all employees. Contributions are determined by the Board of Directors. The profit sharing plan also includes a 401(k) feature.

10. NOTES PAYABLE TO BANKS

The Corporation has a line of credit up to $60,000,000 with a commercial bank, secured by customer securities with a market value of $75,499,296 at June 30, 2005. This credit facility bears interest at a rate based on the Federal Funds rate. As of June 30, 2005, there was a balance of $60,000,000 under this line.

The Corporation also has a line of credit up to $40,000,000 with another commercial bank, secured by customer securities with a market value of $38,901,301 at June 30, 2005. This credit facility bears interest at a rate based on the Federal Funds rate. As of June 30, 2005, there was a balance of $18,200,000 under this line.

11. SUBORDINATED BORROWINGS

The Corporation has subordinated borrowings of $1,006,986 as of June 30, 2005. The borrowings bear interest at 8.5% and are scheduled to be repaid on June 30, 2006. Repayments could be accelerated subject to the rules and regulations of the Securities and Exchange Commission and the NASD. The borrowings have been approved by the NASD as subordinated borrowings available in computing net capital under the SEC uniform net capital rule.

12. LEASE COMMITMENTS

The Corporation leases office space, furniture, fixtures, and office equipment under operating and capital leases which expire at varying dates from December 2005 to April 2008. Assets under capital leases consist of furniture, fixtures, and office equipment with a net book value of $89,937 at June 30, 2005.

Following is a schedule of the remaining lease payments:

	Operating Leases	Capital Leases
Year Ending June 30:		
2006	$ 250,206	$ 64,628
2007	250,206	29,989
2008	208,505	12,314
Total minimum obligations	$ 708,917	106,931
Less interest at 12% to 14%		(11,090)
		$ 95,841

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Corporation's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Corporation has to purchase or sell the financial instrument underlying the contract at a loss. The Corporation's clearing agreements with broker-dealers for which it provides clearing services indemnify the Corporation if customers fail to satisfy their contractual obligation.

The Corporation's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Corporation to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Corporation may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Corporation loans securities temporarily to other broker-dealers in connection with its business. The Corporation receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Corporation may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Corporation controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Corporation borrows securities temporarily from other broker-dealers in connection with its business. The Corporation deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Corporation may be exposed to the risk of selling the securities at prevailing market prices. The Corporation controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary. The Corporation had no securities borrowed or loaned as of June 30, 2005.

As of June 30, 2005, customer margin securities of approximately $188,456,705 and stock borrowings of approximately $31,622,025 were available to the Corporation to utilize as collateral on various borrowings or for other purposes. The Company had loaned or repledged approximately $114,400,000 of that collateral as of June 30, 2005.

The Corporation provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Corporation is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Corporation's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Corporation to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation believes that the carrying amount of its financial instruments is a reasonable estimate of fair value. Assets, including cash in banks and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including notes and other payables to banks and certain payables to brokers, dealers, clearing organizations and customers are carried at amounts approximating fair value.

Securities owned are carried at fair value. Fair value for these instruments is estimated using available market quotations for traded instruments. Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers.

15. RELATED PARTY TRANSACTIONS

As of June 30, 2005, the Corporation has receivables from the Parent of $363,636 which is included in other assets in the statement of financial condition. The Corporation pays for certain operating expenses of the Parent and is reimbursed for such payments.

In connection with the change in ownership of the Parent, the Corporation distributed certain assets to its member on February 9, 2005. The distribution, which totaled $3,800,185, was recorded at the carrying amount of the assets and included intercompany receivables, securities owned, and certain property.

During the year ended June 30, 2005, the Corporation recorded approximately $2,408,000 of compensation expense in connection with option agreements entered into with certain employees of the Corporation. The option agreements allowed for the employees to purchase certain securities owned by the Corporation at the fair value of the securities at the time the agreements were entered into. The option agreements were terminated during the year ended June 30, 2005.

16. CONTINGENCIES

The Corporation is subject to the rules and regulation of the Securities and Exchange Commission ("SEC"), NASD, and other regulatory organizations. The Corporation has several unresolved matters from the most recent routine examinations and other inquiries by the SEC and NASD. These matters may result in censures, fines, or other sanctions. Management believes the outcome of any actions will not be material to the financial position of the Corporation. However, the Corporation is unable to predict the ultimate outcome of these matters.

On April 1, 2005, the Corporation was asked by the staff of the NASD to cease using an Federal Deposit Insurance Corporation ("FDIC") insured deposit sweep program available to the Corporation's customers wherein funds were deposited, through an intermediary agent, into FDIC-insured deposit accounts at certain banks ("Program Banks"). The NASD's view is that the Corporation did not for regulatory purposes effectively move customer free credit balances to bank accounts established in

customers' names at the Program Banks. As such, customer funds deposited in the FDIC-insured sweep program should be included in the Corporation's computation of reserve requirements under Exchange Act Rule 15c3-3. In addition the NASD believes that for regulatory purposes certain funds held in banks on behalf of customers are liabilities and assets of the Corporation rather than liabilities and assets only of the banks. The resulting assets have not been allowed for purposes of the Corporation's regulatory net capital calculation. Accordingly, in the NASD's view, the Corporation's net capital was below its minimum amount required under Exchange Rule 15c3-1. The Corporation ceased using the FDIC insured sweep program on April 6, 2005 effectively curing the deficiency. At the direction of the NASD, the Corporation filed a notice describing the potential deficiency on April 29, 2005 in accordance with SEC Rule 17a-11.

The Corporation informed the NASD that it believes that the free credit balances were effectively transferred to the Program Banks in accordance with well-established banking law, that the accounts held at the Program Banks were the obligations of the Program Banks to each customer and not obligations of the Corporation, that the FDIC insurance passed through to each customer in accordance with FDIC regulations and that it has been in compliance with SEC Rules 15c3-1 and 15c3-3. No customer funds were lost and the Corporation believes that the customer balances at the Program Banks were at all times protected by FDIC Insurance and no customer balance was at risk.

The Corporation continues to discuss this matter with the NASD and the Corporation is fully cooperating with the NASD. The NASD may elect to pursue disciplinary or other action with respect to this matter, which could result in censures, fines, suspensions or other sanctions.

17. SUBSEQUENT EVENT

On July 18, 2005 the Board of Members and Managers approved the issuance of additional units of the Corporation in order to raise additional capital of up to $8,810,300.

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

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Legent Clearing LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of Legent Clearing LLC (the "Corporation") for the year ended June 30, 2005 (on which we have issued our report dated August 26, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation, (including tests of compliance with such practices and procedures), that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Corporation in making periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We consider the following matters involving the Corporation's internal control, and its operation to be material weaknesses as defined above.

As of June 30, 2005, the Corporation had securities which were segregated in accordance with Rule 15c3-3 with a carrying value of $24,743,200 which did not meet the definition of qualified securities as such securities did not have a "full faith and credit" guarantee from the U.S. Government. The deficiency was remedied subsequent to June 30, 2005 through the replacement of these securities with securities which met "full faith and credit" guarantee criteria.

On April 1, 2005, the Corporation was asked by the staff of the NASD to cease using a Federal Deposit Insurance Corporation ("FDIC") insured deposit sweep program available to the Corporation's customers wherein funds were deposited, through an intermediary agent, into FDIC-insured deposit accounts at certain banks ("Program Banks"). The NASD's view is that the Corporation did not for regulatory purposes effectively move customer free credit balances to bank accounts established in customers' names at the Program Banks. As such, customer funds deposited in the FDIC-insured sweep program should be included in the Corporation's computation of reserve requirements under Exchange Act Rule 15c3-3. In addition the NASD believes that for regulatory purposes certain funds held in banks on behalf of customers are liabilities and assets of the Corporation rather than liabilities and assets only of the banks. The resulting assets have not been allowed for purposes of the Corporation's regulatory net capital calculation. Accordingly, in the NASD's view, the Corporation's net capital was below its minimum amount required under Exchange Rule 15c3-1. The Corporation ceased using the FDIC insured sweep program on April 6, 2005 effectively curing the deficiency. At the direction of the NASD, the Corporation filed a notice describing the potential deficiency on April 29, 2005 in accordance with SEC Rule 17a-11. The Corporation informed the NASD that it believes that the free credit balances were effectively transferred to the Program Banks in accordance with well-established banking law, that the accounts held at the Program Banks were the obligations of the Program Banks to each customer and not obligations of the Corporation, that the FDIC insurance passed through to each customer in accordance with FDIC regulations and that it has been in compliance with SEC Rules 15c3-1 and 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives, except for the matters described in the preceding paragraphs.

This report is intended solely for the information and use of the Board of Members, management, the Securities and Exchange Commission, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dea

Deloitte & Touche LLP

Omaha, Nebraska
August 26, 2005